Exhibit 99.8
INSTRUCTIONS BOOKLET FOR ADS RIGHTS CERTIFICATES REPRESENTING ADS RIGHTS
OF KB FINANCIAL GROUP INC.

Your ADS rights certificate contains sections related to the choices available to you regarding rights to subscribe for new ADSs (referred to herein as “ADS rights”). The terms of the ADS rights are fully described in the Prospectus Supplement, dated August 7, 2009 to the Prospectus, dated July 10, 2009 (collectively, the “Prospectus”), enclosed herewith. The following instructions are intended solely to assist you in completing your ADS rights certificate. None of the terms hereof are intended to contradict or supersede the terms of the Prospectus. In the event of any inconsistency between the terms of the Prospectus and the terms hereof, the terms of the Prospectus shall govern. Any terms used but not defined herein shall have the meaning given to such terms in the Prospectus.

If you have special instructions for Citibank, N.A., as ADS rights agent, which cannot be included in the ADS rights certificate, you should send a letter setting forth such instructions to the ADS rights agent with your ADS rights certificate. In all cases you should include your daytime telephone number in the space provided in the ADS rights certificate (in case the ADS rights agent needs to contact you for further information), and you should complete the Form W-9 enclosed with the ADS rights certificate.

ADS RIGHTS

You may exercise your ADS rights only upon the terms described in the Prospectus. Please refer to the Prospectus for a description of the offering and your ADS rights. The number of ADS rights distributed to you is imprinted on your ADS rights certificate. One (1) ADS right will entitle you to subscribe for one (1) new ADS. The exercise of ADS rights is irrevocable and may not be cancelled or modified.

TO EXERCISE ADS RIGHTS

To validly subscribe for new ADSs, you will need to tender to the ADS rights agent US$33.56 for each new ADS you wish to subscribe for, which is 110% of the U.S. dollar equivalent of the maximum share subscription price of KRW37,250, based on the market average exchange rate between the U.S. dollar and the Korean Won, as announced by Seoul Money Brokerage Services, Ltd., in effect on August 6, 2009, in order to account for possible exchange rate fluctuation and any currency conversion expenses. The final ADS subscription price will be the U.S. dollar equivalent of the final share subscription price determined in accordance with the methodology described in the Prospectus, based on the exchange rate between the U.S. dollar and the Korean Won on or about August 25, 2009 at which KB Financial Group Inc. can convert U.S. dollar amounts to Won amounts (the “final ADS subscription price”). If the amount you pay to subscribe for each new ADS is more than the final ADS subscription price, the ADS rights agent will refund to you such aggregate excess in U.S. dollars without interest. If the amount you pay to subscribe for each ADS is less than the final ADS subscription price, the ADS rights agent will pay the amount of the shortfall of the final ADS subscription price to KB Financial Group Inc. on your behalf, which you will need to reimburse to the ADS rights agent, prior to your receiving any new ADSs. Please refer to the Prospectus for a description of the actions to be taken if the amount you pay to subscribe for each ADS is insufficient to cover, or exceeds, the final ADS subscription price.

If you wish to exercise your ADS rights, you should:

1. complete and sign the enclosed ADS rights certificate, indicating in the appropriate places the number of ADS rights you wish to exercise;

2. obtain a U.S. dollar check drawn on a U.S. bank or bank draft made payable to the order of “Citibank, N.A.— KBFG ADS Rights Offering” for the full amount payable for all new ADSs you are subscribing for upon the exercise of your ADS rights; and

3. deliver the completed and signed ADS rights certificate and proper payment for the full amount payable for the total number of new ADSs subscribed for pursuant to the exercise of ADS rights, to the

ADS rights agent at one of the addresses set forth below under the heading “Contact and Mailing Information.”

All documents and full payment must be received by the ADS rights agent before the expiration of the ADS subscription period at one of the addresses set forth below under the heading “Contact and Mailing Information”. Any exercise of ADS rights is effective only when received by the ADS rights agent. Your exercise of ADS rights is irrevocable and may not be cancelled or modified. Deposits in the mail will not constitute delivery to the ADS rights agent.

You may elect the method for delivery of the completed ADS rights certificate and payment to the ADS rights agent of the amount payable for the new ADSs for which you subscribe, and you will bear any risk associated therewith. If you send ADS rights certificates or payments by mail, you should use registered mail, properly insured, with return receipt requested, and allow sufficient time to ensure delivery to the ADS rights agent before the expiration of the ADS subscription period. In order to ensure timely delivery to the ADS rights agent, you may wish to consider the use of an overnight courier.

If you exercise less than all of the ADS rights evidenced by your ADS rights certificate by so indicating thereon, the ADS rights agent will either (i) if you so indicate on your ADS rights certificate, issue to you a new ADS rights certificate evidencing all unexercised ADS rights, (ii) if you so indicate on your ADS rights certificate, attempt to sell such unexercised ADS rights for you prior to the expiration of the ADS subscription period, or (iii) if you so indicate on your ADS rights certificate, issue a new ADS rights certificate evidencing ADS rights to a designated transferee. If no such indication is made, your unexercised ADS rights will become void and will have no further value. If you choose to have a new ADS rights certificate sent to a designated transferee, please note that any such ADS rights certificate may not be received in sufficient time to permit a designated transferee to instruct the sale or exercise of the ADS rights evidenced thereby. New ADS rights certificates will not be issued after August 21, 2009. The ADS rights agent will charge holders of ADS rights customary fees (up to U$0.02 per ADS right sold), taxes and expenses for selling ADS rights.

If you do not indicate the number of new ADSs to be subscribed for on the ADS rights certificate, or if you indicate a number of new ADSs that does not agree with the amount of proper payment you delivered, you will be deemed to have subscribed for the maximum number of whole ADSs that may be subscribed for by the payment you delivered. The ADS rights certificate only evidences ADS rights and does not grant any rights or impose any obligations not granted or imposed pursuant to the express terms of the ADS rights offering described in the Prospectus.

EXCHANGE OF ADS RIGHTS FOR SHARE RIGHTS

ADS rights may not be converted into share rights and share rights may not be converted into ADS rights.

EXERCISE THROUGH DTC

ADS rights received through The Depository Trust Company (“DTC ”) can only be exercised through the applicable DTC system. Payment for new ADSs subscribed for must be received by the ADS rights agent via DTC prior to the expiration of the ADS subscription period. Any exercise of ADS rights is irrevocable and may not be cancelled or modified.

TO SELL ADS RIGHTS

If you wish to instruct the ADS rights agent to attempt to sell some or all of your ADS rights you should:

1. complete and sign the enclosed ADS rights certificate, indicating in the appropriate place, the number of ADS rights you wish to sell; and

2. deliver the completed and signed ADS rights certificate to the ADS rights agent at one of the addresses set forth below under the heading “Contact and Mailing Information.”

If you wish to instruct a sale of ADS rights, your duly completed ADS rights certificate must be delivered to the ADS rights agent no later than 5:00 p.m. (New York City time) on August 14, 2009 so as to enable the ADS rights agent to execute the sale order prior to 5:00 p.m. (New York City time) on August 17, 2009. The ADS rights agent will charge holders of ADS rights customary fees (up to US$0.02 per ADS right sold), taxes and expenses for selling ADS rights. A check representing the proceeds of any ADS rights sold (after deduction of applicable fees (up to US$0.02 for ADS right sold), taxes and expenses) will be sent to the holder of such ADS rights after the expiration of the ADS rights subscription period. The net sale proceeds that you are entitled to for your ADS rights sold will be calculated on the basis of the number of ADS rights sold and the net weighted average sale price per ADS right for all ADS rights sold by the ADS rights agent during the ADS subscription period. The execution of sale orders will be subject to the terms and conditions described in the Prospectus.

TO TRANSFER YOUR ADS RIGHTS CERTIFICATE

If you wish to transfer all or a portion of the ADS rights represented by your ADS rights certificate, you should:

1. complete and sign the enclosed ADS rights certificate indicating in the appropriate places the number of ADS rights you wish to transfer;

2. arrange for your signature to be guaranteed by a commercial bank, trust company, securities broker/dealer, credit union, or savings association participating in a Medallion Program approved by the Securities Transfer Association, Inc. (each of the foregoing being an “eligible institution”); and

3. deliver the completed, signed and guaranteed ADS rights certificate to the ADS rights agent at one of the addresses set forth below under the heading “Contact and Mailing Information.”

If you wish to transfer your ADS rights certificate, the duly completed, signed and guaranteed ADS rights certificate must be delivered to the ADS rights agent with sufficient time to execute the requested transfer prior to 5:00 p.m. (New York City time) on August 21, 2009.

If your ADS rights certificate has been properly endorsed for transfer, the transferee will be able to exercise the ADS rights evidenced by the ADS rights certificate. As the result of delays in the mail, the necessary processing time and other factors, you or your transferee may not receive the new ADS rights certificates in time to enable the holder of the ADS rights to complete a sale or exercise by the expiration of the ADS subscription period. Neither KB Financial Group Inc. nor the ADS rights agent will be liable to either a transferor or transferee for any such delays.

UNEXERCISED ADS RIGHTS

If ADS rights are not sold or exercised prior to the expiration of the ADS subscription period, such ADS rights will become void and will have no further value. Accordingly, you will not receive any value or proceeds with respect to unexercised rights.

SIGNATURE REQUIREMENTS

All signatures on any ADS rights certificate, if by the registered owner, must correspond exactly with the name appearing on the ADS rights certificate in every respect, without alteration or any change whatsoever, or if on behalf of the registered owner by an attorney, executor, administrator, guardian or other fiduciary or by a duly authorized officer of a corporation, must be accompanied by proper evidence of the signatory’s authority to act in such capacity.

In all cases your daytime telephone number should be included in the space indicated on your ADS rights certificate so that, if necessary, the ADS rights agent may call you for further instructions.

Your signature must be guaranteed by an eligible institution in the space provided on the ADS rights certificate if you wish to transfer any of your ADS rights.

TAXPAYER IDENTIFICATION NUMBER AND FORM W-9

If you decide to (i) exercise all or a portion of the ADS rights evidenced by your ADS rights certificate, (ii) sell all or a portion of the ADS rights evidenced by your ADS rights certificate, or (iii) transfer a portion of or all of the ADS rights evidenced by your ADS rights certificate, you should provide the ADS rights agent with your correct Taxpayer Identification Number (which is your Social Security number if you are not a corporation, partnership or other entity) on the Form W-9 enclosed with the ADS rights certificate. Failure to provide a duly completed Form W-9 may subject you to the applicable rate of back-up U.S. federal income tax withholding with respect to funds to be remitted to you in respect of ADS rights sold or distributions made in respect of the new ADSs.

TAX CONSEQUENCES

See the description set forth in the Prospectus under the heading “Taxation” for information concerning tax consequences pertaining to the above transactions.

METHOD OF DELIVERY

THE METHOD OF DELIVERY OF ADS RIGHTS CERTIFICATES AND PROPER PAYMENT FOR ANY NEW ADSs THAT YOU SUBSCRIBE FOR TO THE ADS RIGHTS AGENT WILL BE AT YOUR ELECTION AND RISK. IF SENDING BY MAIL, YOU ARE URGED TO SEND ADS RIGHTS CERTIFICATES AND PAYMENTS BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND ARE URGED TO ALLOW A SUFFICIENT NUMBER OF DAYS TO ENSURE DELIVERY TO THE ADS RIGHTS AGENT BY 5:00 P.M. (NEW YORK CITY TIME) ON AUGUST 21, 2009 (FOR SUBSCRIPTIONS, AND SUCH OTHER DATES AND TIMES REFERRED TO ABOVE FOR OTHER PURPOSES). DEPOSIT IN THE MAIL WILL NOT CONSTITUTE DELIVERY TO THE ADS RIGHTS AGENT. YOU MAY WANT TO MAKE USE OF AN OVERNIGHT COURIER TO ENSURE TIMELY DELIVERY TO THE ADS RIGHTS AGENT.

IRREGULARITIES

All questions concerning the timeliness, validity, form and eligibility of any exercise of ADS rights will be determined by KB Financial Group Inc., whose determinations will be final and binding. KB Financial Group Inc., in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any ADS right. ADS rights certificates will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as KB Financial Group Inc. determines, in its sole discretion. Neither KB Financial Group Inc. nor the ADS rights agent will be under any duty to give notification of any defect or irregularity in connection with the submission of ADS rights certificates or incur any liability for failure to give such notification.

CONTACT AND MAILING INFORMATION

Any questions you may have should be addressed as promptly as possible to your bank, broker or other advisor or to the ADS holder helpline, toll-free telephone +1 (800) 308 7887 (Monday to Friday 9:00 a.m. to 5:00 p.m., New York City time).

The address of the ADS rights agent is as follows:

By Courier:	By Mail:
CITIBANK, N.A.	CITIBANK, N.A.
Corporate Actions	Corporate Actions
250 Royall Street	P.O. Box 43011
Suite V	Providence, RI 02940-3011
Canton, MA 02021

DELIVERY OF THE ADS RIGHTS CERTIFICATE OR ANY OTHER DOCUMENT OR PAYMENT TO AN ADDRESS OTHER THAN ONE OF THE ADDRESSES SET FORTH ABOVE, DOES NOT CONSTITUTE A VALID DELIVERY.